SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CIMBIX CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 171841 10 9
                                (CUSIP NUMBER)

                                 DONALD WALKER
                                  PO BOX 2807
                        SAN RATAEL, CALIFORNIA 94912
                               (415) 924 - 9164
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                MARCH 9, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        DONALD WALKER       N/A

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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        SC

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada

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                             |7|  SOLE  VOTING  POWER
NUMBER  OF                        775,375
SHARES                       ---------------------------------------------------
BENEFICIALLY                 |8|  SHARED  VOTING  POWER
OWNED  BY  EACH                   N/A
REPORTING                    ---------------------------------------------------
PERSON  WITH                 |9|  SOLE  DISPOSITIVE  POWER
                                  775,375

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|10|     SHARED  DISPOSITIVE  POWER
         N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         775,375 COMMON SHARES

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         6.75%
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|14|     TYPE  OF  REPORTING  PERSON  *
         IN

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ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of Cimbix Corporation ("Cimbix"). The principal executive offices of Cimbix are located at Suite 112, 5414 Cameron Street, Las Vegas, Nevada 89118.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Donald Walker. Mr. Walker's business address is Suite 112, 5414 Cameron Street, Las Vegas, Nevada
89118.  Mr. Walker is the President of Cimbix.    Mr. Walker also serves as a
Director of Cimbix.

(d)-(e) During the last five years, Mr. Walker: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Walker  is  a  citizen  of  the United States of America.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Walker acquired an additional 700,000 shares of Cimbix's common stock pursuant to a private placement at $0.01 per share.

ITEM  4.  Purpose  of  Transaction

Mr. Walker acquired the securities of Cimbix Corporation for investment purposes. Depending on general market and economic conditions affecting Cimbix Corporation and other relevant factors, Mr. Walker may purchase additional securities of Cimbix or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise. Mr. Walker does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Cimbix or the disposition of securities of Cimbix;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cimbix or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Cimbix or any of its subsidiaries;

(d) any change in the present board of directors or management of Cimbix, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Cimbix;

(f)     any  other material changes in Cimbix's business or corporate structure;

(g) changes in Cimbix's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cimbix by any person;

(h) causing a class of securities of Cimbix to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Cimbix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934;  or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Walker beneficially owns 775,375 shares of Common Stock,$0.0001 par value, of Cimbix. The shares of Common Stock beneficially owned by Mr. Walker constitute approximately 6.75% of the total number of shares of Common Stock of Cimbix, based upon 11,494,843 shares of Common Stock outstanding as of March 9, 2005.

(b) Mr. Walker has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Walker.

(c) Mr. Walker acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Walker.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2005            By: /s/ Donald Walker
                                    -----------------------
                                    Shareholder